SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)*

Compuware Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

205638109
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

6,178,672

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,178,672

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,178,672

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,474,473

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,474,473

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,474,473

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,474,473

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,474,473

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,474,473

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Compuware Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of January 30, 2013 and amends and supplements the Schedule 13D filed on November 26, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$58,052,992
Elliott International Working Capital	$107,873,295

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 6,178,672 shares of Common Stock, which constitute 2.9% of all of the outstanding shares of Common Stock.  Elliott owns 2,098,779 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 11,474,473 shares of Common Stock, which constitute 5.4% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 17,653,145 shares of Common Stock constituting 8.3% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto (other than those that were previously reported on this Schedule 13D).

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

                (e)Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (through Liverpool) and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 227,500 and 422,500 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.1% and 0.2% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 0.3% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

ITEM 7.Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to Board of Directors of the Issuer dated December 17, 2012 (previously filed)

Exhibit C – Letter to Board of Directors of the Issuer dated January 14, 2013 (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 30, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Share (excl. commissions)
30-Jan-2013	Common Stock	122,500	11.514400
30-Jan-2013	Common Stock	35,156	11.470000
29-Jan-2013	Common Stock	122,500	11.507900
29-Jan-2013	Common Stock	52,500	11.498900
29-Jan-2013	Common Stock	70,000	11.470000
15-Jan-2013	Common Stock	5,302	10.987500
15-Jan-2013	Common Stock	17,499	11.020000
15-Jan-2013	Common Stock	5,189	10.997800
15-Jan-2013	Common Stock	(25,820)	11.005100
14-Jan-2013	Common Stock	96,235	11.022100

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott Associates, L.P. (through The Liverpool Limited Partnership) during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Share (excl. commissions)
25-Jan-2013	Common Stock	35,000	11.500000
25-Jan-2013	Common Stock	52,500	11.482900
25-Jan-2013	Common Stock	70,013	11.450000
25-Jan-2013	Common Stock	17,501	11.498700
25-Jan-2013	Common Stock	189,875	11.510900
25-Jan-2013	Common Stock	87,500	11.599800
25-Jan-2013	Common Stock	87,501	11.626600
25-Jan-2013	Common Stock	175,051	11.608900

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Share (excl. commissions)
30-Jan-2013	Common Stock	227,500	11.514400
30-Jan-2013	Common Stock	65,289	11.470000
29-Jan-2013	Common Stock	227,500	11.507900
29-Jan-2013	Common Stock	97,500	11.498900
29-Jan-2013	Common Stock	130,000	11.470000
25-Jan-2013	Common Stock	65,000	11.500000
25-Jan-2013	Common Stock	97,500	11.482900
25-Jan-2013	Common Stock	129,987	11.450000
25-Jan-2013	Common Stock	32,499	11.498700
25-Jan-2013	Common Stock	352,625	11.510900
25-Jan-2013	Common Stock	162,500	11.599800
25-Jan-2013	Common Stock	162,499	11.626600
25-Jan-2013	Common Stock	324,949	11.608900
15-Jan-2013	Common Stock	9,844	10.987500
15-Jan-2013	Common Stock	32,501	11.020000
15-Jan-2013	Common Stock	9,637	10.997800
15-Jan-2013	Common Stock	(47,952)	11.005100
14-Jan-2013	Common Stock	178,765	11.022100

All of the above transactions were effected on the open market.